August 16, 2006

Mail Stop 4561

David A. Gestetner
Chief Executive Officer
eRoomSystem Technologies, Inc.
1072 Madison Ave.
Lakewood, NJ 08701

Re: eRoomSystem Technologies, Inc.
Registration Statement on Form SB-2/A
Filed August 4, 2006
File No. 333-133801

Forms 10-KSB/A for the fiscal years ended December 31, 2004 and December 31, 2005
Forms 10-QSB/A for the fiscal quarters ended March 31, 2005, June 30, 2005 September 30, 2005 and March 31, 2006
Form 10-QSB for the fiscal quarter ended June 30, 2006
File No. 0-31037

Dear Mr. Gestetner:

    We have reviewed the above-referenced filings and your response letter dated August 3, 2006 and have the following comments.

Form SB-2/A

General

1. Your Form SB-2/A does not contain the current interim financial statements in accordance with the requirements of Item 310(g) of Regulation S-B. Please revise accordingly.

David A. Gestetner
eRoomSystem Technologies, Inc.
August 16, 2006
Page 2

Selling Stockholders and Warrant Holders, page 10

2. We note your response to comment 5 of our letter dated July 19, 2006. Please
    supplementally describe in greater detail the specific actions and business purpose
    behind Schreiber and Klein Consulting LLC's provision of accounting services
    relating to financial statements.

Form 10-QSB for the fiscal quarter ended June 30, 2006

Controls and Procedures, page 16

3. We note your statement in the second paragraph concerning your engagement of
    special securities counsel and other remediation efforts that have "materially
    impacted the effectiveness of the Company's disclosure controls and
    procedures…." However, unlike all the above-referenced Forms 10-QSB/A and
    10-KSB/A you do not provide disclosure responsive to Item 308(c) of Regulation
    S-B, which requires disclosure of any change in your internal control over
    financial reporting that occurred during your last fiscal quarter that has materially
    affected, or is reasonably likely to materially affect, your internal control over
    financial reporting. Please revise accordingly.

Form 10-QSB/A for the fiscal quarter ended September 30, 2005

Exhibit 31.1

4. We note your certification is dated August 3, 2005. Please revise your Form
    10-QSB/A to file a properly dated certification.

Forms 10-KSB/A for the fiscal year ended December 31, 2005

Controls and Procedures, page 47

5. Please revise your disclosure to briefly address who discovered the design and
    operational deficiencies in your disclosure controls and procedures, when the
    deficiencies were discovered and how they were discovered. Please also confirm
    that the costs of the remediation measures described did not materially impact
    your results of operations.

* * * * *

Please respond to our comments that pertain to your periodic filings within 10 business days of the date of this letter. If you have any questions, please call Adam Halper at (202) 551-3482. If you require additional assistance you may contact the undersigned at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Gregory L. Hrncir, Esq.
        Fax: (413) 723-2141